May 12, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	Galapagos NV

Amendment No. 3 to Registration Statement on Form F-1

Filed May 7, 2015

File No. 333-203435

Dear Mr. Riedler:

This letter is being submitted on behalf of Galapagos NV (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 submitted on May 7, 2015 (the “Registration Statement”), as set forth in your letter dated May 11, 2015 addressed to Mr. Van de Stolpe, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting the Amendment No. 5 to the Registration Statement on Form F-1 (the “Amendment No. 5”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending two copies of each of

May 12, 2015

this letter and Amendment No. 5 (marked to show changes from the Registration Statement).

Exhibit 5.1

1.	Please have your counsel amend its opinion to remove the following assumptions, as they inappropriately assume certain material facts underlying the opinion that appear within counsel’s power to determine:

•	the principal place of business and the place of effective management of the Issuer are located in Belgium;

•	the directors who attended and voted (or will attend and vote) at the meetings where the Resolutions were (or will be) adopted did not have (or will not have) a conflict of interests within the meaning of Article 523 of the Belgian Companies Code;

•	there have been no resolutions of the board of directors or shareholders’ meeting of the Company other than those that have been recorded in notarial deeds that have been duly filed with the clerk of the commercial court, registered and published in accordance with applicable regulations; and

•	upon their issuance, the Offer Shares will be admitted in the settlement system of Euroclear Belgium.

Please refer to Section II.B.1.f of the Staff Legal Bulletin No. 19 for guidance.

RESPONSE: In response to the Staff’s comment, the Company’s Belgian counsel has amended its opinion in Exhibit 5.1 to Amendment No. 5 to remove the four aforementioned assumptions listed in the Staff’s comment.

2.	Please have your counsel amend its opinion to opine that the Additional Shares will be, when sold, legally issued, fully paid, and non-assessable.

RESPONSE: In response to the Staff’s comment, the Company’s Belgian counsel has amended its opinion in Exhibit 5.1 to Amendment No. 5 to opine that the Offer Shares will be, when sold, legally issued, fully paid, and non-assessable. The Company respectfully notes that the definition of Offer Shares includes both the New Shares and the Additional Shares.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

May 12, 2015

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:	Onno van de Stolpe, Chief Executive Officer, Galapagos NV

Bart Filius, Chief Financial Officer, Galapagos NV

Mitchell S. Bloom, Goodwin Procter LLP

Qing Nian, Goodwin Procter LLP

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